CLEARWATER PAPER CORPORATION

601 West Riverside, Suite 1100

Spokane, Washington 99201

October 7, 2010

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention: Blaise Rhodes, Division of Corporation Finance

Re:	Clearwater Paper Corporation
Form 10-K
Filed February 26, 2010
File No. 001-34146

Dear Mr. Rhodes:

This letter is in response to your follow-up comment letter dated September 17, 2010 concerning your review of the Clearwater Paper Corporation Form 10-K for the year ended December 31, 2009.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements and Supplemental Data

Statements of Cash Flows, page 39

1.	We read your response to our prior comment one. However, it appears that the proceeds from the issuance of your senior unsecured notes and the amount utilized to repay your credit sensitive debentures should be presented on a gross basis. This type of presentation would enable the investor to better understand the nature of your cash flows from financing activities as these transactions do not appear to have characteristics which support net presentation. Please confirm that you will revise your statement of cash flows in future Exchange Act filings to present the amounts related to these transactions on a gross basis. Refer to FASB ASC 230-10-45-8 and 230-10-45-14 through 45-15

Response:

We will revise our statement of cash flows in future Exchange Act filings to present the amounts related to these transactions on a gross basis.

* * *

U.S. Securities and Exchange Commission

September 7, 2010

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (509)-344-5920, or our outside counsel, Justin D. Hovey at Pillsbury Winthrop Shaw Pittman LLP at (415) 983–6117, if you have further questions or comments.

Very truly yours,

/s/ Michael S. Gadd

Michael S. Gadd Vice President, General Counsel & Corporate Secretary Clearwater Paper Corporation

cc:	Blair W. White
Justin D. Hovey